SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Singular Genomics Systems, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

82933R100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82933R100

1.	Names of Reporting Persons Eli Glezer
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,299,583(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,299,583(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,299,583(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.0%(1)(2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 4,185,000 shares of Common Stock held directly by Eli Glezer and 114,583 shares of Common Stock issuable pursuant to options held by Mr. Glezer that have vested or will vest within 60 days of December 31, 2022.

(2)

Based on 71,510,693 shares of Common Stock outstanding as of October 31, 2022, as reported on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 7, 2022 plus the number of shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2022 held directly by Mr. Glezer.

CUSIP No. 82933R100

Item 1(a).	Name of Issuer: Singular Genomics Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 3010 Science Park Road San Diego, CA 92121

Item 2(a).	Name of Person Filing: Eli Glezer

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: 3010 Science Park Road San Diego, CA 92121

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 per share.

Item 2(e).	CUSIP Number: 82933R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has: See Row 9 of cover page for each Reporting Person.

(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Eli Glezer

By	/s/ Eli Glezer
Name: Eli Glezer